Filed by: QIAGEN N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Company: Digene Corporation

Exchange Act File No. 000-28194

FOR IMMEDIATE RELEASE

Contact Information: QIAGEN Investors: Dr. Solveigh Mähler Inside the US: (240) 686 2222 International: +49 2103 29 11710	Media: Dr. Thomas Theuringer +49 2103 29 11826

QIAGEN EXCHANGE OFFER FOR DIGENE CORPORATION EXPIRED WITH

SIGNIFICANTLY OVER 90% OF SHARES TENDERED

Venlo, The Netherlands — July 23, 2007 – QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) today announced that its offer to exchange cash and stock for all outstanding shares of Digene Corporation (Nasdaq: DIGE) expired as scheduled at 11:59 p.m., New York City time, on Friday, July 20, 2007. All conditions of the exchange offer have either been satisfied or waived, and QIAGEN intends to accept all tendered shares. Preliminary tabulations indicate that the number of shares tendered constituted well in excess of 90% of the outstanding stock. Accordingly, QIAGEN intends to complete its acquisition of Digene by effectuating a merger without the approval of the Digene stockholders, as permitted under Delaware law, promptly after its acceptance of the shares. Pro-ration calculations will be announced when completed, and payment for the Digene shares will be made as soon as practicable.

As previously announced, QIAGEN received the vote of the necessary percentage of its shareholders in favor of the acquisition of Digene at QIAGEN’s Extraordinary General Meeting of Shareholders held on Friday, July 20, 2007, in The Netherlands. Additionally, the antitrust waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired at 11:59 pm EDT on July 16, with respect to the previously announced merger of the two companies.

About QIAGEN

QIAGEN N.V., a Netherlands holding company is the leading provider of innovative sample and assay technologies and products. QIAGEN’s products are considered standards in areas such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics. QIAGEN has developed a comprehensive portfolio of more than 500 proprietary, consumable products and automated solutions for sample collection, nucleic acid and protein handling, separation, and purification and open and target specific assays. The company’s products are sold to academic research markets, to leading pharmaceutical and biotechnology companies, to applied testing customers (such as in forensics, veterinary, biodefense and industrial applications) as well as to molecular diagnostics laboratories. QIAGEN employs more than 1,900 people worldwide. QIAGEN products are sold through a dedicated sales force and a global network of distributors in more than 40 countries. In this press release QIAGEN is using the term molecular diagnostics. The use of this term is in reference to certain countries, such as the United States, limited to products subject to regulatory requirements. Current QIAGEN molecular diagnostics products are 34 EU CE IVD assays, six EU CE IVD sample preparation products, one 510k PAX RNA product, nine China SFDA IVD assays and 98 general purpose reagents. Further information about QIAGEN can be found at www.qiagen.com.

Forward-Looking Statements

This communication contains certain forward-looking statements including a statement concerning the month in which the parties expect to complete the transaction. These forward-looking statements are based on management’s current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences may include, but are not limited to the risk that the conditions relating to the required minimum tender of Digene shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of QIAGEN and Digene, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 20-F, Form 6-K and other periodic reports filed with or furnished to the Securities and Exchange Commission by QIAGEN and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Digene with the Securities and Exchange Commission.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Digene.

QIAGEN has filed a Registration Statement on Form F-4, as amended, and a Schedule TO, as amended, and Digene has filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with the Securities and Exchange Commission in connection with the transaction. QIAGEN and Digene have commenced an exchange offer and mailed a Prospectus, which is part of the Registration Statement on Form F-4, the Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to shareholders of Digene. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from QIAGEN, by directing a request to QIAGEN’s IR department at QIAGEN Strasse 1, 40724 Hilden, Germany, or from Digene, by directing a request to Digene at 1201 Clopper Road, Gaithersburg, MD, 20878.

In addition to the Registration Statement on Form F-4, as amended, the Schedule TO, as amended, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9, as amended, and related exchange offer materials, both QIAGEN and Digene file or furnish annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by QIAGEN or Digene at the Securities and Exchange Commission’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. QIAGEN’s and Digene’s SEC filings are also available to the public at the Securities and Exchange Commission’s web site at http://www.sec.gov, or at their web sites at www.qiagen.com or www.digene.com.

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